DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 6, 2006

File #82-627

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW [redacted]
Washington, D.C.
20549

06016861

SEC MAIL PROCESSING RECEIVED SEP 14 2006 WASH, D.C. 160 SECTION

Dear Sirs/Mesdames:

Re: News Release dated September 6, 2006

Enclosed is a copy of our News Release dated September 6, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 6, 2006 For Immediate Release

COLOUR GRADING OF THE DO27 DIAMONDS

Questions have arisen with respect to the largest diamond recovered from the 348 dry tones of kimberlite material, which was described as, " a 7.11 carat, light brown, slightly distorted octahedral gem;"

Reference is made to a paper delivered at the PDA conference by Zia Hasan, president of The Canadian Gemological Association, in March 1993, to quote:

> "Colour Grading
>
> Colour grading of finished diamonds is based on a scale where colourless gems have the most value, followed by their decrease in value with a gradual increase of colour tint. Diamonds also occur in various shades of the major colours: blue, green yellow, brown and red. These are called "fancies" and are graded according to a scheme involving hue, tone and saturation similar to other coloured stones. - - -."

If the "7.11 carat" is a "fancy" stone, it could be very valuable. We simply have to wait for the results of the valuation of the diamonds recovered from DO27 to have that question answered.

The diamonds have been sent to WWW International Diamond Consultants Ltd. in Antwerp, Belgium, for valuation.

The Argyle Mine, Australia, is noted for its "fancy pinks".

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

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